SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U5S/A

ANNUAL REPORT

For the Fiscal Year Ended March 31, 2003

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

Scottish Power plc

FORM U5S/A

2003

ITEMS

ITEM 1.	SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF March 31, 2003.

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Scottish Power plc			HC
SP Finance * (FN 1)	Ordinary £0.01 Shares Unsecured Int. Debt BR + 1% No Arrears		FE	10,025	#	# 1,206,788
SP Finance 2 Limited * (FN 2)	Ordinary £1 Shares		FE	10,750	18	1,200,016
PacifiCorp UK Limited * (FN 3)	A-F Nonvoting Shares Voting Share		FE	1,250,000 1	750 #	2,404,808 #
ScottishPower Overseas Holdings Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FE	100	#	11,821 19,687
PacifiCorp Energy Canada Ltd.	Class A Voting Shares		Gas Storage i	17,000	11,821	11,821
Venus 2 Limited * (FN 4)	Ordinary £1 Shares		FE	10,000	16	16
Venus 3 Limited * (FN5)	Ordinary £1 Shares		FE	10,000	16	16
Venus 4 Limited * (FN 6)	Ordinary £1 Shares		FE	10,000	16	16
Venus 5 Limited * (FN 7)	Ordinary £1 Shares		FE	10,000	16	16
Scottish Power UK Holdings Limited (FN 8)	Ordinary Shares £0.5 Unsecured Int. Debt BR + 1% No Arrears		FUCO	1,183,983,102	953,120	947,187 85,358

ScottishPower Energy Trading (Agency) Limited	Ordinary £1 Shares		FRB	4,000,001	6,400	6,400
ScottishPower Energy Trading Limited	Ordinary £1 Shares		FRB	50,000,000	80,000	80,000
Scottish Power UK plc (SPUK)	Ordinary Shares £0.5 Unsecured Ex. Debt – AIR 6.8% No Arrears		FUCO	1,183,983,102	947,365	947,187 3,438,000
Aspen 1 Limited *	Ordinary £1 Shares		FRB	1	#	#
Caledonian Gas Limited *	Ordinary £1 Shares		FRB	250,000	250	400
ScottishPower Group Money Purchase Pension Scheme Limited	Ordinary £1 Shares		FRB	100	N/A	N/A
ScottishPower Inc. *	Common Stock		FRB	100	#	#
Manweb Limited *	Ordinary £1 Shares		FRB	1	#	#
RoboScot (38) Limited *	B Ordinary £1 Shares	50	FRB	7,999,999	12,800	5,862
SaBRe Water Limited *	Ordinary £1 Shares		FRB	2	#	#
Scottish Power Trustees Limited *	Ordinary £1 Shares		FRB	2	#	#
Scottish Utility Services Limited *	Ordinary £1 Shares		FRB	2	3	3
Camjar plc *	Ordinary £1 Shares		FRB	284,060	454	8,195
Spotlight Trading Limited *	Ordinary £1 Shares		FRB	2	#	#
Telephone Information Services plc *	Ordinary £1 Shares		FRB	350,000	560	2,048
ScottishPower Energy Retail Limited	Ordinary £1 Shares		FRB	55,407,000	88,651	88,561
Manweb Energy Consultants Limited *	Ordinary £1 Shares		FRB	75,000	120	120
N.E.S.T.MAKERS Limited	Ordinary £1 Shares	50	FRB	22,500	37	23
ScottishPower Generation Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FRB	130,700,000	209,120	209,120 784,077
Beaufort Energy Limited	Ordinary £1 Shares		FRB	2	#	#

CRE Energy Limited	Ordinary £1 Shares		FRB	2	#	#
Wind Resources Limited	B Ordinary £1 Shares	45	FRB	1,738,419	2,781	2,781
Carland Cross Limited	Ordinary £1 Shares		FRB T	1,433,155	2,293	2,293
Coal Clough Limited	Ordinary £1 Shares		FRB	242,002	3,872	3,872
CeltPower Limited	B Ordinary £1 Shares	50	FRB	500	2	46
Emerald Power Generation Limited	Ordinary £1 Shares		FRB	1	#	22
Manweb Generation Holdings Limited	Ordinary £1 Shares		FRB	2,100,000	3,360	3,360
Manweb Generation (Winnington) Limited *	Ordinary £1 Shares		FRB	1	#	#
Winnington Combined Heat and Power Ltd.	Ordinary £1 Shares	33.33	FRB	1	#	#
Winnington Combined Heat and Power Developments Limited *	Ordinary £1 Shares	33.33	FRB	1	#	#
Winnington Combined Heat and Power Operations Limited *	Ordinary £1 Shares	33.33	FRB	1	#	#
Scotash Limited	B Ordinary £1 Shares	50	FRB	500	2	5,842
Shoreham Operations Company Limited	B Ordinary £1 Shares	50	FRB	1	#	#
SMW Limited	Ordinary £1 Shares		FRB	2	#	#
South Coast Power Limited	B Ordinary £1 Shares	50	FRB	1,900,001	3,040	20,400
ScottishPower Share Scheme Trustees Limited	Ordinary £1 Shares		FRB	2	#	#

ScottishPower Sharesave Trustees	Ordinary £1 Shares		FRB	2	#	#
Limited
Selectusonline Limited	A Ordinary £1 Shares	25	FRB	25	#	#
SP Dataserve Limited	Ordinary £1 Shares		FRB	17,608,000	28,173	28,173
SP Distribution Limited	Ordinary £1 Shares Unsecured Ex. Debt AIR 5.6% No Arrears Unsecured Int. Debt BR + 1% No Arrears		FRB	109,600,000	175,360	175,360 156,800 678,651
Dynamic Power Limited *	A Ordinary £1 Shares	50	FRB	25	#	#
Scottish Electricity Settlements	Ordinary £1 Shares	50	FRB	1	3	#
Limited
SP Gas Limited	Ordinary £1 Shares		FRB	2	3	3
SP Power Systems Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FRB .	11,247,000	17,995	17,995 17,478
Core Utility Solutions Limited	A Ordinary £1 Shares	50	FRB	1,000,000	1,600	1,600
SP Transmission Limited	Ordinary £1 Shares Unsecured Ex. Debt AIR 6.3% No Arrears Unsecured Int. Debt Base Rate + 1%		FRB	9,000,000	14,400	14,400 79,100 241,492
GBSO Limited * (FN 9)	Ordinary £1 Shares		FRB	1	#	#
Teledata (Holdings) Limited *	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		FRB	30,000	48	17,392 948
Teledata (Outsourcing) Limited *	Ordinary £1 Shares		FRB	100	#	#
The CallCentre Service	Ordinary £.50 Shares		FRB	4,464,036	3,571	773
Limited*
Teledata Scotland Limited *	Ordinary £1 Shares		FRB	2	#	#

The Information Service Limited *	Ordinary £1 Shares	FRB	4,073,100	6,517	2,466
Clubcall Telephone Services Limited *	Ordinary £1 Shares	FRB	2,067,702	3,309	3,309
Clubline Services Limited *	Ordinary £1 Shares	FRB	2	#	#
Telephone International Media Holdings Limited *	Ordinary £1 Shares	FRB	106,250	170	2,510
Copperteam Limited *	Ordinary £1 Shares	FRB	2	#	#
Telephone International Media Limited *	Ordinary £1 Shares	FRB	650,000	1,040	1,040
TIM Limited *	Ordinary £1 Shares	FRB	2	#	#
ScottishPower Investments Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears	FRB	100,000,000	160,000	160,000 1,352,141
Caledonian Communications Limited *	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears	FRB	2	#	# 5,820
Genscot Limited	Ordinary £1 Shares	FRB	100,00	160	160
Manweb Holdings Limited *	Ordinary £1 Shares	FRB	12,500,000	20,000	20,000
Manweb Contracting Services Limited *	Ordinary £1 Shares	FRB	1,000,000	#	#
Manweb Gas Limited *	Ordinary £1 Shares	FRB	150,000	240	240
Manweb Pensions Trustee Limited *	Ordinary £1 Shares	FRB	2	#	#
Mawlaw 526 Limited *	Ordinary £1 Shares	FRB	1	#	#
SSEB Limited *	Ordinary £1 Shares	FRB	2	#	#
ScotPower Limited *	Ordinary £1 Shares	FRB	2	#	#
Scotsgrid Limited *	Ordinary £1 Shares	FRB	2	#	#
ScottishPower Finance Limited *	Ordinary £1 Shares	FRB	2	#	#
Scotspower Limited *	Ordinary £1 Shares	FRB	2	#	#

ScottishPower Insurance Limited	Ordinary £1 Shares	FRB	9,750,000	15,600	23,200
ScottishPower Leasing Limited	Ordinary £1 Shares	FRB	2	#	#
ScottishPower Securities Limited *	Ordinary £1 Shares	FRB	2	#	#
ScottishPower Telecommunications Limited *	Ordinary £1 Shares	FRB	15,000,000	21,000	21,000
Demon Internet Limited *	Ordinary £1 Shares	FRB	1,533,330	245	108,160
Cityscape Global Media Limited *	Ordinary £1 Shares	FRB	2	#	#
Cityscape Internet Services Limited *	Ordinary £1 Shares	FRB	1,000	#	#
Cityscape Limited *	Ordinary £1 Shares	FRB	2	#	#
Demon Limited *	Ordinary £1 Shares	FRB	2	#	#
Dispatch Publishing Limited *	Ordinary £1 Shares	FRB	100	141	141
Locomotive Software Group Limited *	Ordinary £1 Shares	FRB	200	#	#
Locomotive Software Developments Limited *	Ordinary £1 Shares	FRB	100	#	#
Turnpike 1996 Limited*	Ordinary £1 Shares	FRB	100	#	#
Turnpike Limited *	Ordinary £1 Shares	FRB	100	#	#
The IP Systems Operation Limited *	Ordinary £1 Shares	FRB	2	#	#
Lancastrian Holdings Limited *	Ordinary £1 Shares	FRB	220,022	352	9,472
Megafone (UK) Limited *	Ordinary £1 Shares	FRB	2	#	#
Psychic Companions Limited *	Ordinary £1 Shares	FRB	2	#	#

SPPT Limited *	Ordinary £1 Shares		FRB	2	#	#
Watermark Games Limited *	Ordinary £0.01 Shares		FRB	3,024,249	48	4,944
SP Manweb plc	Ordinary £0.50 Shares Unsecured Ex Debt AIR 5.8% No Arrears		FUCO	108,458,370	86,766	1,431,806 79,100
Manweb Nominees Limited *	Ordinary £1 Shares		FRB	100	#	#
Manweb Services Limited *	Ordinary £1 Shares		FRB	75,000	120	120
Manweb Share Scheme Trustees Limited *	Ordinary £1 Shares		FRB	2	#	#
St Clements Services Ltd	Ordinary £1 Shares	13	FRB	5	£5	£5
Electralink Ltd	Ordinary £0.10 Shares	13	FRB	1336	£133.60	£133.60

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
ScottishPower NA 1 Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		HC	158,499,452	253,598	418,484 15,858
NA General Partnership (FN 10)	LP Interest		HC	N/A	4,173,551	4,173,551
ScottishPower NA 2 Limited	Ordinary £1 Shares Unsecured Int. Debt BR + 1% No Arrears		HC	1,426,495,072	2,282,392	3,766,371 142,729
NA General Partnership (FN 10)	LP Interest		HC	N/A	4,173,551	4,173,551
PacifiCorp Holdings, Inc. (PHI)	Common		HC I	10,000	4,173,551	4,173,551
Pacific Klamath Energy, Inc.	Common		SPS	50	6,599	6,599

PacifiCorp (FN 11)	Common, No Par Secured Debt		Public Utility	312,176,089	3,198,049	3,198,049 3,077,963
	AIR 6.6% No Arrears			15,169,633		450,700
	Unsecured Ex. Debt
	AIR 2.0 % No Arrears Pref (mult Series)					449,855
Centralia Mining Co.	Common, No Par		Coal Mining Business	100	1	1
Energy West Mining Company	Common, No Par		Coal Mining Business	100	1	1
Glenrock Coal Co.	Common, No Par		Coal Mining Business	100.001		.001
Interwest Mining Co.	Common, No Par		Coal Mining Business	100	1	1
Pacific Minerals, Inc.	Common, No Par		Coal Mining Business	500	54,455	54,455
Bridger Coal Co. (FN 12)	Joint Venture Interest	66.67	Coal Mining Business		N/A	N/A
PacifiCorp Environmental Remediation Co. (FN 13)	Common, No Par	89.90	Rain Forest Carbon	8,900	5,864	5,864
PacifiCorp Future Generations, Inc.	Common		SPS- Rain Forest Carbon	10	-4	-4
Canopy Botanicals, Inc. (Delaware) (77.85%) (FN 14)	Common	77.85	Rain Forest Carbon	25,102	-3.6	-3.6
Canopy Botanicals, S.R.L. (49%) (FN 15)	Member Interest	49	Rain Forest Carbon	N/A	N/A	N/A
PacifiCorp Investment Management, Inc.	Common, No Par		Non-utility Holding Company	100	0	0
PacifiCorp Group Holdings Co.	Common Unsecured Debt- $960,750.72 Int. Rate – 1.9725%		Non-utility Holding Company s.	100	277,367	277,367
New Energy Holdings I, Inc. *	Common, No Par		FRB	100	0	0
EnergyWorks Holdings I *	Common		FRB	2	0	0

New IndiaPower Company One *	Common		FRB	50	N/A	N/A
Energy- Works India Co. Pvt. Ltd. *	Common		FRB	1	N/A	N/A
New IndiaPower Company Two *	Common		FRB	1	N/A	N/A
PacifiCorp Trans, Inc. *	Common		Corporate Aircraft Scheduling	100	262	262
PACE Group, Inc.	Common, No Par		SPS	100	1,683	1,683
Pacific Kinston Energy, Inc. *	Common		Power Management	10	0	0
PacifiCorp Development Company *	Common, No Par		SPS	10	0	0
PacifiCorp Generation International, BV	1,000 NLG		SPS	40	0	0
Pacific Bakun Energy BV	NLG		SPS		0	0
PacifiCorp Energy Services, Inc.	Common, No Par		SPS	10	0	0
PacifiCorp Energy Ventures, Inc.	Common, No Par		SPS	10	0	0
Nth Power Management, L.P. (FN 16)	Limited Partnership Interest	18.8	Energy-related	N/A	0	0

PacifiCorp Financial Services, Inc.	Common	SPS Non-utility Holding Company	179,005	42,165	42,165
Birmingham Syn Fuel I, Inc. *	Common	Synthetic Fuel Company	100	28,843	28,843
CS Holdings, Inc.*	Common, No Par	Leverage Leasing Activity	1,000	-7,564	-7,564
Koala FSC, Ltd. *	Common	Leverage Leasing Activity	1,200	-29,089	-29,089
Leblon Sales Corporation	Common, No Par	Leverage Leasing Activity	1,000	-37,598	-37,598
Pacific Development (Property), Inc.	Common, No Par	SPS	1	-3,484	-3,484
Pacific Harbor Capital, Inc.	Common	Leverage Leasing Activity	407	22,870	22,870
PFI International, Inc.*	Common	Leverage Leasing Activity	1,000	768	768
PHC Properties Corporation	Common	Affordable Housing	100	-16.7	-16.7
PCC Holdings, Inc.	Common Preferred	SPS	1 0	-8,370	-8,370
PacifiCorp Capital, Inc. *	Common	SPS	4,743,735	-7	-7
Hillsborough Leasing Services, Inc. *	Common	SPS	1	0	0
PNF Holdings, Inc. *	Common, No Par	SPS	100	795	795
VCI Acquisition Co. *	Common Preferred	SPS	100 0	0	0

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PacifiCorp International Group Holdings Company	Common, No Par		FRB	100	0	0
PacifiCorp Hazelwood Pty. Ltd. *	Member Interest		FRB	100	0	0
Hazelwood Australia, Inc. *	Common		FRB	100	0	0
Hazelwood Ventures, Inc. *	Common		FRB	100	0	0
Hazelwood Finance LP (12.55%) (FN 17) *	Limited Partnership Interest	12.55	FRB	N/A	0	0

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PPM ENERGY, INC.	Common, No Par		Non-utility Holding Company	100	161,723	161,723
Phoenix Wind Power LLC	LLC Interest		EWG	N/A	539	539
Klamath Energy, LLC	LLC Interest		EWG	N/A	-1,046	-1,046
Klamath Generation, LLC	LLC Interest		SPS	N/A	-5.9	-5.9
West Valley Leasing LLC	LLC Interest		Non-utility Generation Company	N/A	8,142	8,142
Klondike Wind Power LLC	LLC Interest		EWG	N/A	183	183
Moraine Wind LLC	LLC Interest		EWG	N/A	-2.2	-2.2
Moraine Wind II LLC	LLC Interest		SPS/FE	N/A	0	0
Heartland Wind LLC	LLC Interest		SPS	N/A	0	0
Flying Cloud Power Partners, LLC (FN 18)	LLC Interest		EWG	N/A	0	0
Pacific Wind Development LLC	LLC Interest		SPS	N/A	-.025	-.025
Arlington Wind LLC (FN19)	LLC Interest		SPS/FE	N/A	-7.7	-7.7
Scenic Vista Wind Power (FN 20)	LLC Interest		Wind Facility	N/A	0	0
Enstor, Inc.	Common		Energy Related Holding Company	1,000	2,212	2,212
Katy Storage & Transportation, LP	Limited Partnership Interest		Gas Storage	N/A	1,919	1,919
City Gate Gas Storage LLC	LLC Interest		Gas Storage	N/A	-6	-6
Columbia Gas Storage LLC	LLC Interest		Gas Storage	N/A	-36	-36
Delta Gas Storage LLC	LLC Interest		Gas Storage	N/A	-2.3	-2.3
Enstor Louisiana LLC (FN 21)	LLC Interest		Gas Storage	N/A	-.40	-.40
Brentwood Gas Storage LLC	LLC Interest		Gas Storage	N/A	-.15	-.15
Enstor Operating Co., LLC (FN 22)	LLC Interest		Gas Storage	N/A	499	499
Katy Storage & Transportation, LP (FN 23)	General Partnership Interest		Gas Storage	N/A	1,919	1,919

Footnotes

(FN 1)	Formed 11/12/02 – Incorporated in England – FE – inactive/dormant entity

(FN 2)	Formed 9/26/02 – Incorporated in Scotland - FE – inactive/dormant entity

(FN 3)	Formed 12/2/02 – Incorporated in England – FE – inactive/dormant entity

(FN 4)	Formed 9/24/02 – Renamed SP Finance 3 on 12/12/02 – Incorporated in Scotland – FE – inactive/dormant entity

(FN 5)	Formed 9/24/02 – Renamed SP Finance 4 on 5/16/02 – Incorporated in Scotland – FE – inactive/dormant entity

(FN 6)	Formed 9/24/02 – Renamed SP Finance 5 on 5/16/02 – Incorporated in Scotland – FE – inactive/dormant entity

(FN 7)	Formed 9/24/02 – Incorporated in Scotland – FE – inactive/dormant entity

(FN 8)	Formed 6/18/02 – Incorporated in Scotland – FUCO – holds securities and assets of SPUK

(FN 9)	Formed 8/9/02 – Incorporated in Scotland – SPS/FRB – inactive/dormant entity

(FN 10)	Partnership – cash investment – ScottishPower NA 1 Limited (10%); ScottishPower NA2 Limited (90%)

(FN 11)	Inter company loans – PacifiCorp and certain affiliates currently participate in an intercompany loan agreement (“PacifiCorp Loan Agreement”) allowing PacifiCorp to loan up to $200 million and allowing these affiliates to loan unlimited amounts to PacifiCorp. The PacifiCorp Loan Agreement was approved by the Oregon Public Utility Commission. Loans made under the PacifiCorp Loan Agreement are payable on demand, are evidenced by notes and bear interest at PacifiCorp’s short term borrowing rate whether the loan is to or from PacifiCorp. PacifiCorp Group Holdings Company (“PGHC”) also participates in an intercompany borrowing agreement (“PGHC Loan Agreement,” and collectively, “Loan Agreements”) allowing up to $350 million in loans to be made among PGHC and its subsidiaries, and among PGHC and certain other subsidiaries of PacifiCorp, including PacifiCorp Environmental Remediation Company, PacifiCorp Minerals, Inc. and PacifiCorp Investment Management, Inc.

Loans made under the PGHC Loan Agreement are payable on demand and if from PGHC, bear interest at a negotiated rate or at PGHC’s short-term borrowing rate if the borrower is PGHC. Descriptions of the terms and conditions of the Loan Agreements are incorporated by reference to Scottish Power Certificates of Notification under File No. 040- 00485.

(FN 12)	Pacific Minerals, Inc. (66.66%); Idaho Power (33.34%) (nonassociate)

(FN 13)	PacifiCorp (89.90%); CH2M Hill (10.10%) (nonassociate)

(FN 14)	PacifiCorp Future Generations, Inc. (77.85%); BP America, Inc. (22.15%) (nonassociate)

(FN 15)	Fundacion Amigos de la Naturaleza (51%) (nonassociate); Canopy Botanicals, Inc. (49%)

(FN 16)	Partnership – cash investment

(FN 17)	Partnership – cash investment – National Power (87.5%); PacifiCorp Hazelwood Pty Ltd. (12.5%)

(FN 18)	Acquired 3/31/03 – Oregon Corporation- Wind Facility/EWG.

(FN 19)	Formed 10/21/02 – Oregon LLC – SPS/FE shell to develop future Oregon wind projects

(FN 20)	Formed 10/9/02 – Delaware LLC – SPS/FE shell to develop in the future Scenic Vista wind project

(FN 21)	Formed 4/18/02 – Oregon LLC – SPS/FE shell to hold interest in Rule 58 gas storage facility

(FN 22)	Formed 9/19/02 – Oregon LLC – SPS/FE – operating Rule 58 gas storage facility operations and GP of Katy Storage and Transportation LP.

(FN 23)	Partnership – cash investment- Acquired 12/02 – Texas LP- Rule 58 entity that holds gas storage assets –Enstor Inc. 99%; Enstor Operating Company 1%

#	Less than $2,000.00

*	Inactive/Dormant - An inactive or dormant company refers to a company that does not engage in trading or conduct or solicit business and has no material revenues or income. Inactive or dormant companies are often held until the resolution of contingent liabilities, to maintain certain rights or as a shell to be used in a future transaction.

(HC)	holding company

(FE)	finance entity

(FUCO)	foreign utility company

(EWG)	exempt wholesale generator

(FRB)	fuco-related business

(SPS)	special purpose subsidiary

(AIR)	weighted average interest rate

Status of PHI Nonutility Subsidiaries Existing as of 11/29/99

Name of Company	Org.	State/Country	Status
Biodiversidad Sostenible	Business Arrangement	Bolivia	This business arrangement is still active, however, it is not a statutory subsidiary. The statutory subsidiary that owns this project is Canopy Botanicals, S.R.L.

Rio Bravo Carbon Sequestration Pilot Project	Business Arrangement	Belize	This business arrangement is still active, however, it is not a statutory subsidiary. The statutory subsidiary that owns this project is Canopy Botanicals, S.R.L.

PACORP	Corp.	OR	Dissolved on 7/28/00 because the business operations were no longer required in the system.

Orcom System, Inc.	Corp.	OR	PacifiCorp affiliate owned 50% of Orcom and sold to Livewire Utilities on 1/27/00.

Inspect LLC	L.L.C.	OR	Dissolved 12/29/99 because the business operations were no longer required in the system.

Pacific Generation Int’l Ltd.	Corp.	Cayman Islands	Dissolved 10/31/97 because the business operations were no longer required in the system.

PacGen SMHPC Ltd.	Corp.	Mauritius	Dissolved 9/28/00 because the business operations were no longer required in the system.

PacifiCorp Australian Gas Project	Corp.	Cayman Islands	Dissolved 3/31/00 – Sold all Australian FUCOs and no longer looking to develop international projects.

PacifiCorp Brazil Development Corp.	Corp.	Cayman Islands	Dissolved 3/31/00 – No longer looking to bid on or develop projects in Brazil

PacifiCorp International Development Corp.	Corp.	Cayman Islands	Dissolved 12/29/00 – No longer looking to bid on or develop foreign utility businesses.

PacifiCorp Ismir Development Corp.	Corp.	Cayman Islands	Dissolved 2/21/02 – No longer looking to bid on or develop projects in Turkey.

PacifiCorp Turkey Holding Co.	Corp.	OR	Dissolved 3/31/00 – No longer looking to bid on or develop utility projects in Turkey.

PacifiCorp Turkey Generation Development Corp.	Corp.	Cayman Islands	Dissolved 3/31/00 – No longer looking to bid on or develop projects in Turkey.

PacifiCorp Energy, Inc.	Corp.	OR	Dissolved 2/20/03 because the business operations were no longer required in the system.

Farnham Gas Storage LLC	L.L.C.	DE	Sold to Enstor, L.P.(now known as ENX, L.P.), a non-associate company, 10/12/01

Jefferson Gas Storage LLC	L.L.C.	DE	Dissolved 10/15/99 because the business operations were no longer required in the system.

Moab Gas Storage LLC	L.L.C.	DE	Dissolved in 2001 because the business operations were no longer required in the system.

PacifiCorp Kentucky Energy Co.	Corp.	OR	Dissolved 12/20/99 because the business operations were no longer required in the system.

PacifiCorp EnergyCo Holdings LLC	L.L.C.	England/ Wales	Dissolved 9/12/00 because the business operations were no longer required in the system.

PacifiCorp Powercoal LLC	L.L.C.	OR	Dissolved 12/16/99 because the business operations were no longer required in the system.

Birmingham Syn Fuel, LLC	L.L.C.	OR	Sold to Marriott International on 10/15/01.

PacifiCorp Syn Fuel, LLC	L.L.C.	OR	Sold to Marriott International on 10/15/01.

Birmingham Syn Fuel II, LLC	Corp.	OR	Sold to Marriott International on 10/15/01.

Covol Technologies, Inc.	Business Arrangement	DE	Terminated and interests dissolved in 10/2001.

PFI Lakewood Limited, Inc.	Corp.	OR	Passive tax exempt. This entity was merged with Pacific Harbor Capital on 1/20/00.

Pacific Harbor Capital, Inc.	Corp.	DE	Manages passive leverage leasing portfolio and holds notes to misc. asset recovery

Stanan Computer Leasing, Inc.	Corp.	DE	Dissolved on 3/26/01 pursuant to contract expiration.

Demand Side Receivables, Inc.	Corp.	OR	Dissolved 1/18/2000 because business operations no longer required in the system.

PacifiCorp Netherland Holdings BV	Corp.	Netherlands	Entity was formed in relation to Philippines bidding – scheduled to be dissolved within the next 12 months

PacifiCorp Philippines Development Corporation	Corp.	Cayman Islands	Dissolved 3/31/03 – No longer bidding on or developing projects in the Philippines.

Ambuklao Power, Inc.	Corp.	Philippines	PacifiCorp no longer has any interest in Ambuklao which was part of the Philippines bidding process.

PacifiCorp Turkey Development Corporation	Corp.	Cayman Islands	Dissolved 3/31/00 – No longer bidding on or developing projects in Turkey.

PacifiCorp UK Development Corporation	Corp.	Cayman Islands	Dissolved 5/31/03 – No longer bidding on or developing projects in the UK under PacifiCorp.

PacifiCorp Services Limited	Corp.	England/Wales	Dissolved 9/12/00 because the business operations were no longer required in the system.

PacifiCorp Finance (UK) Limited	Corp.	England/Wales	Dissolved 9/12/00 because the business operations were no longer required in the system.

PacifiCorp Acquisitions	Corp.	England/Wales	Dissolved 9/12/00 because the business operations were no longer required in the system.

PacifiCorp Investments (Middle East) Int’l Holding Co. Limited	Corp.	United Kingdom	Dissolved 9/12/00 because the business operations were no longer required in the system.

PacifiCorp – Enstor Gas Storage Co.	Corp. (JV)	DE	Dissolved 12/31/02 because joint venture terminated.

PacGen Co., Ltd.	Corp.	Cayman Islands	Dissolved on 3/30/01 because the business operations were no longer required in the system.

Paccom Leasing	Corp.	OR	Merged into Pacific Financial Services 2/3/00

Pacific Generation (Cayman), Inc.	Corp.	Cayman Islands	Dissolved 9/12/00 because the business operations were no longer required in the system.

Lakewood Properties	Corp.	DE	Passive real estate investment merged into Pacific Harbor Capital 1/20/00

Eastern Investment Company	Corp.	OR	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction

PacifiCorp Australia LLC	Corp.	OR	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction

PacifiCorp Australia Holdings Pty Ltd.	Corp.	Australia	Sold to National Power Australia Holdings Pty Ltd on 11/17/00 as part of Hazelwood Sales Transaction.

PacifiCorp Australia Limited	Corp.	OR	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction

Hazelwood Holdings, Inc.	Corp.	Cayman Islands	Sold to National Power Australia Holdings Pty Ltd on 11/17/00 as part of Hazelwood Sales Transaction.

Australia Ombudsman Limited	Corp.	Australia	Sold to National Power Australia Holdings Pty Ltd on 11/17/00 as part of Hazelwood Sales Transaction.

PacifiCorp Global, Inc.	Corp.	Cayman Islands	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction

Hazelwood Pacific Pty Ltd.	Corp.	Australia	Sold to National Power Australia Holdings Pty Ltd on 11/17/00 as part of Hazelwood Sales Transaction.

Pan-Pacific Global Corp.	Corp.	OR	Sold to CKI/HEI Electricity Distribution PTY Ltd and Cheung Kong Infrastructure Holdings Limited Hongkong Electric Holdings Limited on 9/3/00 as part of Powercor Sales Transaction

PPM 1 LLC	Corp.	OR	Formed on 7/18/97 and was inactive until changed its name to Phoenix Wind Power LLC on 11/13/01.

PPM 2 LLC	Corp.	OR	Formed on 7/18/97 and was inactive until dissolved on 12/29/99.

PPM 3 LLC	Corp.	OR	Formed on 7/18/97 and was inactive until it changed its name to Klamath Energy LLC on 8/20/01.

PPM 4 LLC	Corp.	OR	Formed on 7/18/97 and was inactive until it changed its name to Klamath Generation LLC on 10/22/01.

PPM 5 LLC	Corp.	OR	Formed on 7/18/97 and was inactive until it changed its name to West Valley Leasing Company LLC on 2/20/02.

PPM 6 LLC	Corp.	OR	Formed on 7/18/97 and was inactive until it changed its name to West Valley Generation LLC on 7/25/01 and then Klondike Wind Power LLC 12/19/01.

MAIN Wind I LLC	Corp.	OR	Sold to Navitas Energy, Inc. on June 17, 2002.

Enstor California LLC	Corp.	OR	Name changed to Brentwood Gas Storage LLC on May 16, 2002.

ITEM 2.	ACQUISITION OR SALES OF UTILITY ASSETS.

Excluding transactions reported in a certificate filed pursuant to Rule 24, provide a brief description of acquisitions or sales, if any, by each system company, of utility plant in service or under construction of any electric utility company or retail gas utility company for the production, transmission or distribution of electric energy or distribution of natural or manufactured gas, stating the name of the system company (both system companies if the transfer is within the system), the consideration, a brief description of the transaction, the location and the exemption claimed for transactions which have the effect of adding or disposing of a discrete territory separately served or to be served at retail by another utility company, cooperative or government (as defined in Section 2(c) of the Act), and transactions which involve a consideration of more than one million dollars including reasonably estimated completion costs incurred or eliminated by transfer of facilities under construction. Other transactions need not be identified.

None

ITEM 3.	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

On December 19, 2002, PacifiCorp issued 14,851,485 shares of its common stock to PacifiCorp Holdings, Inc., an intermediary holding company, at a total price of $150 million or $10.10 per share.

See also Rule 24 Certificates of notifications filed on 11/29/02 and 6/30/2003 SEC File No. 70-9669.

ITEM 4.	ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES.

Numbers in Thousands

Fiscal Year 2003

Investment	Name of Acquiring/ Redeeming Company	No. of Shares	Consider. Principal Amount £ or $	% voting	Book Value £ - $	Author./ Exemption
PacifiCorp $7.48 No Par Serial Preferred Stock Preferred Stock	PacifiCorp	75,000	$7,500,000	N/A	$7,500,000	Rule 42

ITEM 5.	INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

Category 1: There were no investments during the reporting period made in persons that are customers of ScottishPower’s utility subsidiary.

Category 2:

Name of Owner	Name of Issuer	Description of Securities	Number of Shares/ Principal Amount Owned	General Nature of Issuers Business	Book Value ($000s)	Percentage of Voting Power
PacifiCorp Environmental Remediation Co. (90% Ownership interest)	Columbia Short-Term Bond Fund	Fund Units	2,499,976	Financial Institution	30,422,519	Less than 1%
PacifiCorp (SERP Trust)	Bankers Trust	EAFE Equity Index Fund	13.39	Financial Institution	86,042	Less than 1%
PacifiCorp (SERP Trust)	Bankers Trust	Equity 500 Index Fund	168.50	Financial Institution	204,425	Less than 1%
Bridger Coal Company Reclamation Trust (2/3 Ownership interest)	Bankers Trust	Various	Various	Financial Institution	68,712,930	Less than 1%

Scottish Power U.K.	Electricity Association Limited	Ordinary Shares	100	Trade Association (Association of UK Power Companies)	£1.00	9
Scottish Power U.K.	Eutilia	Ordinary Shares	9038	Utility Procurement (Association of European Power Companies)	Written down to nil	9.7
SP Manweb SP Distribution SPERL	Gemserv Limited	Ordinary Shares	3	UK Utility Market Governance Arrangements (Association of UK Power Companies)	£3.00	5
ScottishPower	Lothian Fifty (916) plc (in liquidation)	Ordinary Shares	200,000	Distance Learning Education	£56,000.00	7
SPERL	NFPA Holdings Limited	Ordinary Shares	50	Non-Fossil Fuel (Association of UK Power Companies)	£50.00	8
SP Manweb	The Barrage Company Limited	Ordinary Shares	667	Development of Tidal Power Proposals (Association of UK Companies)	£67.00	6

None of the affiliates are public utility companies or other nonsystem or system owners.

ITEM 6.	OFFICERS AND DIRECTORS.

PART I.

The following are the abbreviations to be used for principal business address and positions.

Principal Business Address	N/A

Position	Code
Director	D
President	P
Chief Executive Officer	CEO
Chief Financial Officer	CFO
Chief Accounting Officer	CAO
Chief Information Officer	ClO
Chief Production Officer	CPO
Senior Executive Vice President	SEVP
Executive Vice President	EVP
Senior Vice President	SVP
Financial Vice President	FVP
Vice President	VP
Controller/Comptroller	C
Counsel	L
Secretary	S
Assistant Secretary	AS
Treasurer	T
Assistant Treasurer	AT
General Manager	GM
Managing Director	MD
Commissioner	M

Name and Principal Address	Title	Code

EXECUTIVE DIRECTORS

Ian Russell 1 Atlantic Quay Glasgow G2 8SP	Chief Executive	CEO

Charles Berry 1 Atlantic Quay Glasgow G2 8SP	Executive Director UK	D

David Nish 1 Atlantic Quay Glasgow G2 8SP	Finance Director	CFO

Richard Peach 825 NE Multnomah Suite 2000 Portland Oregon 97232	Chief Financial Officer - PacifiCorp	CFO

William D. Landels 825 NE Multnomah Suite 2000 Portland Oregon 97232	Executive Vice President - PacifiCorp	EVP

Name and Principal Address	Title	Code

Andrew N. MacRitchie 825 NE Multnomah Suite 2000 Portland Oregon 97232	Executive Vice President - PacifiCorp	EVP

Matthew Wright 825 NE Multnomah Suite 2000 Portland Oregon 97232	Executive Vice President - PacifiCorp	EVP

Michael Pittman 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President - PacifiCorp	SVP

Donald N. Furman 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President - PacifiCorp	SVP

Andrew P. Haller 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President, General Counsel and Corporate Secretary - PacifiCorp	SVP-L-S

Robert A. Klein 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President - PacifiCorp	SVP

Robert A. Moir 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President - PacifiCorp	SVP

A. Richard Walje 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President - PacifiCorp	SVP

Barry G. Cunningham 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President - PacifiCorp	SVP

Stan K. Watters 825 NE Multnomah Suite 2000 Portland Oregon 97232	Senior Vice President - PacifiCorp	SVP

Jeffrey K. Larsen 825 NE Multnomah Suite 2000 Portland Oregon 97232	Vice President - PacifiCorp	VP

Donald D. Larson 825 NE Multnomah Suite 2000 Portland Oregon 97232	Vice President - PacifiCorp	VP

Name and Principal Address	Title	Code

Ernest E. Wessman 825 NE Multnomah Suite 2000 Portland Oregon 97232	Vice President - PacifiCorp	VP

Bruce N. Williams 825 NE Multnomah Suite 2000 Portland Oregon 97232	Treasurer - PacifiCorp	T

Michael G. Jenkins 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Secretary - PacifiCorp	AS

Alexander D. Tait 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Secretary - PacifiCorp	AS

Larry O. Martin 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Secretary - PacifiCorp	AS

Jeffery B. Erb 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Secretary - PacifiCorp	AS

Tanya S. Sacks 825 NE Multnomah Suite 2000 Portland Oregon 97232	Assistant Treasurer - PacifiCorp	AT

Name and Principal Address	Title	Code

NON-EXECUTIVE DIRECTORS

CHARLES MILLER SMITH 1 Atlantic Quay Glasgow G2 8SP	Chairman	D

EUAN BAIRD 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

MAIR BARNES 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

PHILIP CARROLL 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

SIR PETER GREGSON 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

NOLAN KARRAS 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

NICK ROSE 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

EWEN MAC PHERSON 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

OFFICERS

JULIAN BROWN 1 Atlantic Quay Glasgow G2 8SP	Group Director, Strategy	—

DOMINIC FRY 1 Atlantic Quay Glasgow G2 8SP	Group Director, Corporate Communications	—

JUDITH A. JOHANSEN 825 NE Multnomah Suite 2000 Portland Oregon 97232	President and CEO - PacifiCorp	P

Name and Principal Address	Title	Code

TERRY HUDGENS 825 NE Multnomah Suite 2000 Portland Oregon 97232	Chief Executive Officer - PacifiCorp Power Marketing Inc.	—

RONNIE MERCER 1 Atlantic Quay Glasgow G2 8SP	Group Director, Infrastructure	—

ANDREW MITCHELL 1 Atlantic Quay Glasgow G2 8SP	Company Secretary	S

MICHAEL J. PITTMAN 825 NE Multnomah Suite 2000 Portland Oregon 97232	Group Director, Human Resources /SVP PacifiCorp	—

JAMES STANLEY 1 Atlantic Quay Glasgow G2 8SP	Group Director, Legal	L

See also Attachment 1 filed on Form SE.

Part II. Financial Connections.

Name	Name and Location of Financial Institution	Position held in Financial Institution	Applicable Exemption Rule
Charles Miller Smith	Goldman Sachs	Non-executive Director	Rule 70
Nolan Karras	Beneficial Life Insurance Company and American General Savings Bank, both of USA	Non-executive Director	Rule 70
Ewen Macpherson	Merrill Lynch New Energy Technology plc, UK Foreign & Colonial Investment Trust plc, Pantheon International Participations plc, and Sussex Place Investment Management Limited, all of the UK	Chairman Non-executive Director	Rule 70

ITEM 6.	EXECUTIVE COMPENSATION—PART III.

(a) Summary Compensation Tables. The following tables set forth information concerning any Chief Executive Officer and the four most highly compensated executive officers for ScottishPower and PacifiCorp as of March 31, 2003, as defined by the Securities and Exchange Commission.

Key terms used in this Item will have the following meanings:-

ESP	Employee Savings Plan
ESOP	Employee Stock Ownership Plan
SBP	Supplemental Benefit Plan
ERISA	Employee Retirement Income S.A

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation for services in all capacities to the Company for the years ended March 31, 2003, 2002 and 2001 of those persons who were the Chief Executive Officer of the Company during any portion of the year ended March 31, 2003 and the four other most highly compensated executive officers of the Company who were serving as executive officers at the end of the last completed fiscal year.

Summary Compensation Table

				Long-Term Compensation
	Year	Annual Compensation (a)		Restricted Stock Awards (d)	Securities Underlying Options (e)	LTIP Payout (f)	ScottishPower Performance Shares (g)	All Other Compensation (h)
Name and Principal Position		Salary	Bonus (c)
Judith A. Johansen	2003	$492,444	$149,767	$—	61,825	$—	9,199	$32,657
President and Chief	2002	360,501	12,902	141,683	57,350	—	—	11,707
Executive Officer	2001	110,834	150,000	131,138	57,350	—	—	3,169
William D. Landels (b)	2003	431,890	116,141	—	79,433	—	31,773	85,462
Executive Vice President	2002	424,409	61,818	—	39,855	—	25,781	126,471
	2001	323,899	80,570	—	—	—	14,408	107,030
Andrew P. Haller	2003	310,930	132,020	—	19,165	23,069	5,069	32,650
Senior Vice President,	2002	299,425	8,392	112,768	56,800	23,644	—	10,524
General Counsel and	2001	86,042	110,000	104,375	56,800	—	—	2,917
Corporate Secretary
Michael J. Pittman	2003	300,000	47,057	—	50,954	—	7,581	28,310
Senior Vice President	2002	275,167	150,008	53,203	13,500	—	—	20,449
	2001	249,749	—	—	—	—	—	12,813
A. Richard Walje	2003	275,500	95,550	—	24,840	—	6,570	29,183
Senior Vice President	2002	240,375	128,854	53,203	14,000	12,222	—	19,606
	2001	214,002	—	—	—	13,729	—	15,724

(a)	May include amounts deferred pursuant to the Compensation Reduction Plan, under which key executives and directors may defer receipt of cash compensation until retirement or a preset future date. Amounts deferred are invested in ScottishPower ADS or a cash account on which interest is paid at a rate equal to the Moody’s Intermediate Corporate Bond Yield for AA-rated Public Utility Bonds.

(b)	Salary includes foreign housing benefits paid to Mr. Landels. These amounts were $99,285.00, $126,610.58 and $66,322.75 for the years ended March 31, 2003, 2002 and 2001, respectively.

(c)	Amounts in this column for the year ended March 31, 2003 include a promotion bonus in the amount of $41,556 for Ms. Johansen. Amounts in this column for the year ended March 31, 2002 include a retention bonus in the amount of $125,610 and $104,000 for Messrs. Pittman and Walje, respectively. Amounts in this column for the year ended March 31, 2001 include special bonuses and hire-on bonuses. These amounts are $150,000 and $110,000 for Ms. Johansen and Mr. Haller, respectively.

(d)	On March 31, 2003, the aggregate value of all restricted stock holdings, based on the market value of ScottishPower ADS at March 31, 2003, without giving effect to the diminution of value attributed to the restrictions on such stock, was $146,939, $116,951, $46,900 and $46,900, for Ms. Johansen and Messrs. Haller, Pittman and Walje, respectively. The aggregate number of restricted share holdings was 6,125, 4,875, 1,955 and 1,955 for Ms. Johansen and Messrs. Haller, Pittman and Walje, respectively. Regular quarterly dividends are paid on the restricted stock. Participants may defer receipt of restricted stock awards to their stock accounts under the Compensation Reduction Plan.

(e)	Amounts for the year ended March 31, 2003 represent the number of ADS option shares awarded under the ScottishPower ExSOP during the year ended March 31, 2003, except for Mr. Landels’ options, which are for ScottishPower Ordinary Shares. Amounts shown for the years ended March 31, 2002 and 2001 represent the number of ADS options awarded under the PacifiCorp Stock Incentive Plan.

(f)	Represents the dollar value of restricted stock shares awarded under the PacifiCorp Stock Incentive Plan that vested and were distributed to the named officer.

(g)	Represents the number of ScottishPower ADS, except for Mr. Landels, which are Ordinary Shares, contingently granted in 2003, 2002 and 2001 that can be earned under the terms of the ScottishPower LTIP.

(h)	Amounts shown for the year ended March 31, 2003 include:

(i)	Company contributions to the PacifiCorp K Plus Employee Savings and Stock Ownership Plan for each of Ms. Johansen and Messrs. Haller, Pittman and Walje were $11,487, $11,613, $9,450 and $9,905, respectively.

(ii)	Portions of premiums on term life insurance policies that PacifiCorp paid for Ms. Johansen and Messrs. Haller, Pittman and Walje in the amounts of $683, $425, $410 and $373, respectively. These benefits are available to all employees.

(iii)	This column also includes vehicle allowances paid to Ms. Johansen and Messrs. Landels, Haller, Pittman and Walje in the amounts of $9,000, $12,000, $9,000, $9,000, and $9,000, respectively.

(iv)	During each of the years ended March 31, 2003, 2002 and 2001, Mr. Landels purchased 411 shares under the ScottishPower Employee Share Ownership Plan. Under the terms of the plan, ScottishPower matches the number of shares bought by the individual. The value of the 411 shares bought by ScottishPower for Mr. Landels was $2,321 for each of the years ended March 31, 2003, 2002 and 2001.

(v)	Includes additional international assignment payments of $71,141, $112,150 and $92,709 for the years ended March 31, 2003, 2002 and 2001, respectively, for cost of living and foreign service premium, according to the terms of Mr. Landels’ contract.

Option Grants in Last Fiscal Year

	Individual Grants(a)
	Number of Securities Underlying Options Granted (b)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price £ or $/Sh	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name					5%	10%
William D. Landels	79,433	2.33%	£4.06	May 2, 2012	£202,817	£405,634
Judith A. Johansen	61,825	6.32	$23.55	May 2, 2012	$915,658	$2,320,455
Andrew P. Haller	19,165	1.95	23.55	May 2, 2012	283,842	719,312
Michael J. Pittman	50,954	5.20	23.55	May 2, 2012	754,653	1,912,438
A. Richard Walje	24,840	2.54	23.55	May 2, 2012	367,892	932,310

(a)	All options are for ScottishPower ADS, except Mr. Landels’ options, which are for ScottishPower Ordinary Shares. One ScottishPower ADS is equal to four ScottishPower Ordinary Shares. All options awarded were ScottishPower ExSOP grants, dated May 2, 2002.

(b)	All standard options become exercisable for one-third of the shares covered by the option on each of the first three anniversaries of the grant date and all enhanced options become exercisable after the third anniversary of the grant date. Mr. Landels’ options can be exercised only between the third and tenth anniversaries of the date of the grant, and exercise is subject to the satisfaction of a performance condition, that being a predetermined level of EPS growth over a maximum of a three-year performance period from the date of the grant.

Aggregated Option Exercises in 2003 and Year-End Option Values

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at March 31, 2003 (a)		Value of Unexercised In- the-Money Options at March 31, 2003
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
William D. Landels	£—	£—	—	119,288	£—	£—
Judith A. Johansen	$—	$—	57,349	119,176	$—	$27,203
Andrew P. Haller	—	—	56,799	75,966	—	8,433
Michael J. Pittman	—	—	121,983	114,058	—	22,420
A. Richard Walje	—	—	97,070	81,839	—	10,930

(a)	All options are for ScottishPower ADS, except Mr. Landels’ options, which were for ScottishPower Ordinary Shares, and include options granted under the PacifiCorp Stock Incentive Plan and the ExSOP.

Severance Arrangements

The Company’s Executive Severance Plan provides severance benefits to certain executive-level employees who are designated by the Board, including the executive officers named in the Summary Compensation Table (other than Mr. Landels). Severance benefits are payable for voluntary terminations as a result of a “material alteration in position” that has a detrimental impact on the executive’s employment or involuntary terminations (including a Company-initiated resignation) for reasons other than cause. A “material alteration in position” includes:

•	a material reduction in the scope of the executive’s duties and responsibilities or authority; or

•	any reduction in base pay or a reduction in annualized base salary and target annual bonus of at least 15.0%, if the change is not due to a general reduction unrelated to the change in assignment.

The Executive Severance Plan also provides enhanced severance benefits in the event of certain terminations during the 24-month period following a qualifying change-in-control transaction. Executives designated by the Board are eligible for change-in-control benefits resulting from either a Company-initiated termination without “cause” or a resignation generally within two months after a “material alteration in position.” For this purpose, “cause” means the executive’s gross misconduct or gross negligence or conduct that indicates a reckless disregard for the consequences and has a material adverse effect on the Company or its affiliates, and “material alteration in position” means:

•	a change in reporting relationship to a lower level;

•	a material reduction in the scope of duties and responsibilities or in authority;

•	relocation of work location to an office more than 100 miles from the executive’s office or more than 60 miles from the executive’s home; or

•	a “material reduction in compensation,” which includes any reduction in annualized base salary or a reduction in the annualized base salary and target bonus opportunity combined of at least 15.0%, if the change is not due to a general reduction unrelated to the change in assignment.

If qualified for the enhanced severance benefits, an executive would receive severance pay in an amount equal to either two, two and one-half or three times the “annual cash compensation” of such executive, depending on the level set by the Board. “Annual cash compensation” is defined as annualized base salary, target annual incentive opportunity and annualized auto allowance in effect on the earlier of a material alteration or termination, whichever is greater. The Company is required to make an additional payment to compensate the executive for the effect of any excise tax. The executive would also receive continuation of subsidized health insurance from six to 24 months depending on length of service and a minimum of 12 months’ executive-level outplacement services.

The Executive Severance Plan does not apply to a termination for reasons of normal retirement, death or total disability or to a termination for cause or a voluntary termination other than as specified above. Except in the event of a change-in-control, the definition of cause is determined by the Company in its discretion and by the Board in the event of an appeal by the employee.

Other than in connection with a change in control, executives named in the Summary Compensation Table (other than Mr. Landels) are eligible for a severance payment equal to one or two times the executive’s total cash compensation, six months of health insurance benefits and outplacement benefits. For this purpose, total cash compensation includes annualized base salary, the target annual incentive opportunity and the annualized auto allowance in effect on the earlier of a material alteration or termination.

Retirement Plans

The Company has adopted noncontributory defined benefit retirement plans for its employees, other than employees subject to collective bargaining agreements that do not provide for coverage. Certain executive officers, including the executive officers named in the Summary Compensation Table, other than Mr. Landels, are also eligible to participate in the Company’s nonqualified supplemental executive retirement plan. The following description assumes participation in both the retirement plans and the supplemental plan. Participants receive benefits at retirement payable for life based on length of service with the Company and average pay in the 60 consecutive months of highest pay out of the last 120 months, and pay for this purpose would include salary and annual incentive plan payments reflected in the Summary Compensation Table above. Benefits are based on 50.0% of final average pay plus up to an additional 15.0% of final average pay depending upon whether the Company meets certain performance goals set for each fiscal year by the Board. Participants may also elect actuarially equivalent alternative forms of benefits. Retirement benefits are reduced to reflect Social Security benefits as well as certain prior employer retirement benefits. Participants are entitled to receive full benefits upon retirement after age 60 with at least 15 years of service. Participants are also entitled to receive reduced benefits upon early retirement after age 55 or after age 50 with at least 15 years of service and five years of participation in the supplemental plan.

The following table shows the estimated annual retirement benefit payable upon retirement at age 60 as of March 31, 2003. Amounts in the table reflect payments from the retirement plan and the supplemental plan combined.

Estimated Annual Pension At Retirement (a)

	Years of Service (b)
Annual Pay at Retirement Date	5	15	25	30
$200,000	$43,333	$130,000	$130,000	$130,000
400,000	86,667	260,000	260,000	260,000
600,000	130,000	390,000	390,000	390,000
800,000	173,333	520,000	520,000	520,000
1,000,000	216,667	650,000	650,000	650,000

(a)	The benefits shown in this table assume that the individual will remain in the employ of the Company until retirement at age 60, that the plans will continue in their present form and that the Company achieves its performance goals under the supplemental plan in all years.

(b)	The number of credited years of service used to compute benefits under the plans for Ms. Johansen and Messrs. Haller, Walje and Pittman are two, two, 17 and 23, respectively.

Retention Agreements

To retain executives who would otherwise have had the right to resign for any reason between 12 and 14 months following the ScottishPower Merger and qualify for the enhanced change-in-control supplemental retirement benefits, the Company entered into retention agreements with qualifying executives (Messrs. Pittman and Walje). Those retention agreements provided for the same enhanced supplemental retirement benefits if the qualifying executives satisfied the retention criteria. Qualifying executives were required to waive their rights to unilaterally resign and receive the enhanced supplemental retirement benefits, but they are now eligible to receive these same enhancements since they have continued employment through the established retention date of December 1, 2002.

These retention agreements also require qualifying executives to waive any rights to executive severance benefits, which they may have otherwise claimed due to material alterations in their positions as of the date of the retention agreement. Unless there is a subsequent “involuntarily termination” or “material alteration” in position as defined in the Severance Plan, this waiver of severance benefits applies to these executives through November 28, 2004. The executives’ waiver of severance benefits was in exchange for the enhanced supplemental retirement benefits described above, retention bonuses determined individually in the Company’s discretion for each executive and special stock option awards that vest over a three-year retention period at 25.0% for each of the first two years and 50.0% in the third year.

See also Attachment 2 filed on Form SE.

ITEM 6.	OFFICERS AND DIRECTORS.

PART III.

(b) Stock Ownership.

The following table sets forth certain information as of March 31, 2003 regarding the beneficial ownership of ordinary shares of ScottishPower by (1) each of the executive officers, (2) each director and (3) all executive officers and directors as a group. As of March 31, 2003, each of the directors and executive officers identified above and all directors and executive officers of the Company as a group owned less than 1% of the outstanding Ordinary Shares of ScottishPower.

Beneficial Owner	Number of shares at March 31, 2003 (a)(b)

Judith A. Johansen	69,631
William D. Landels	12,667
Andrew P. Haller	54,664
Michael J. Pittman	123,584
A. Richard Walje	54,022

Barry G. Cunningham	53,435
Nolan E. Karras	30,650
Andrew N. MacRitchie	15,802
Ian M. Russell	87,741
Matthew R. Wright	6,415

All executive officers and directors as a group (15 persons)	618,097

(a)	Includes ownership of (i) shares held by family members even though beneficial ownership of such shares may be disclaimed, (ii) shares held for the account of such persons pursuant to the Company’s Compensation Reduction Plan and the Company’s K Plus Savings and Stock Ownership Plan and (iii) shares granted and vested or unvested shares for which the individual has voting but not investment power under the Company’s Stock Incentive Plan.

(b)	Options granted in ScottishPower ADS under the Company’s Stock Incentive Plan have been converted into options in Ordinary Shares in the above table. One ADS equates to four Ordinary Shares.

On May 10, 2003, LTIP awards in the amount of 49,833, 34,971, 21,936, 31,395 and 28,779 were awarded to Ms. Johansen and Messrs. Landels, Haller, Pittman and Walje, respectively. Options under the ExSOP in the amount of 61,475, 58,285, 13,530, 38,729 and 17,751 were awarded to Ms. Johansen and Messrs. Landels, Haller, Pittman and Walje, respectively. All awards were for ADS, except for Mr. Landels, which were for Ordinary Shares.

See also Attachment 2 filed on Form SE.

ITEM 7.	CONTRIBUTIONS AND PUBLIC RELATIONS.

The PacifiCorp Foundation for Learning is a qualified 501(c)(3) non-profit foundation created in 1988 and originally endowed by contributions from PacifiCorp and its subsidiaries. More recently, PacifiCorp made contributions of $3 million in March 2003 and $1 million in May 2004. Administrative expenses incurred by the Foundation, including salaries, travel expenses, supplies, etc., are charged to corporate cost center 11758. Each month the Foundation receives an invoice from PacifiCorp for all charges to CC11758, and payment is made to PacifiCorp from the Foundation’s checking account at Wells Fargo Bank. However, the Foundation is NOT charged “rent” for use of space and computer equipment. The Foundation IS charged for time spent by PacifiCorp personnel in accounting, the tax department and occasional administrative assistance.

For fiscal year 2003, the Foundation was charged and paid PacifiCorp for the following:

Labor	–	$198,207
Legal fees	–	$14,369
Prof. fees	–	$80,183
Depreciation	–	$108
Travel/meetings	–	$11,140
Imaging services	–	$9,296
Books/subscrip.	–	$2,631
Postage/freight	–	$1,636
Computer systems	–	$6,586
Office supplies	–	$531
Membership fees	–	$3,255
Total		$328,032

Item 8.	SERVICE, SALES AND CONSTRUCTION CONTRACTS

Excluding (i) transactions included in the annual report on Form U-13-60 of a service company, (ii) the sharing of costs of jointly owned facilities or jointly employed personnel, (iii) contracts for the purchase, sale or interchange of electricity or gas, and (iv) contracts between an exempt wholesale generator or a foreign utility company and a system company, as reported under Item 9, infra, provide the following information:

Part I. Furnish the information required by the following table as to contracts for services, including engineering or construction services, or goods supplied or sold by a system company to another system company, and state, in the tabulation or by footnote, the date of the contract and whether it remained in effect at year end.

See Attachment 3 filed on Form SE.

Part II. Does any system company have a contract to purchase services or goods from any affiliate (other than a system company), or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities?

No

If the answer to Part II is yes, and the contract has not already been reported in Item 6, report such contracts in substantially the same detail as specified for Part I, also describing the affiliation.

Part III. Does any system company employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services?

No

If the answer to Part III is yes, state the name of each such person, describe the contract, and the scope of the services and the annual consideration.

ITEM 9.	WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

ScottishPower UK Holdings Limited, a company organized under the laws of Scotland, whose location and business address is 1 Atlantic Quay Glasgow G2 8SP Scotland UK, is a foreign utility company, which is an intermediate holding company for Scottish Power plc’s U.K. interest in the generation, transmission and distribution business and associated services. Listed below are also the other FUCOs held under ScottishPower UK Holdings Limited, and EWGs in the ScottishPower System.

Part I(a)

Name of Company and Location	Holds Interest in Company	Descrip. of Facilities	Aggregate Investment Amount £-$	Earnings as of 3/31/03	Company Debt/Eq. Ratio 3/31/03
ScottishPower UK Holdings Limited (FUCO) - 1 Atlantic Quay Glasgow G2 8SP Scotland UK	Scottish Power plc	See Form 6K filed 7-25-03	£596 million $954 million	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F
Scottish Power UK plc (FUCO) - 1 Atlantic Quay Glasgow G2 8SP Scotland UK	Scottish Power plc	See Form 6K filed 7-25-03	£592 million $947 million	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F
SP Manweb plc England and Wales (FUCO) - 3 Prenton Way Prenton United Kingdom CH43 3ET	Genscot Limited	See Form 6K filed 7-25-03	£895 million $1,432 million	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F
Flying Cloud Power Partners, LLC – Iowa (EWG)- 825 Multnomah Street, Portland OR 97232	PPM Energy, Inc	44 MW wind generation project –(UC)	$1 million	N/A	100% Debt

Klamath Energy LLC Oregon (EWG)- 825 Multnomah Street, Portland OR 97232	PPM Energy, Inc	100 MW gas fired peaking plan	$51 million	($1 million	)	100	% Debt
Klondike Wind Power LLC- Oregon (EWG)- 825 Multnomah Street, Portland OR 97232	PPM Energy, Inc	24 MW wind generation project	$16.9 million	$.02 million		100	% Debt
Moraine Wind LLC Minnesota (EWG)- 825 Multnomah Street, Portland OR 97232	PPM Energy, Inc	51 MW wind generation project - (UC)	$11.3 million	N/A		100	% Debt
Phoenix Wind Power LLC California (EWG)- 825 Multnomah Street, Portland OR 97232	PPM Energy, Inc	2.1 MW wind generation project	$1.8 million	$.01 million		3.2

Part I (b)

As of March 31, 2003, the aggregate capital invested directly or indirectly by ScottishPower plc in SPUK Holdings, SPUK or SP Manweb is set forth below. ScottishPower plc does not have aggregate capital invested in the EWGs.

Name of Company	Common stock investment	Loans £-$	Guarantees £-$
Scottish Power UK Holdings Limited (FUCO)	£596 million $954 million	N/A	N/A
Scottish Power UK plc (FUCO) Scotland	£592 million $947 million	£496 million $795 million	N/A
SP Manweb plc England and Wales (FUCO)	£895 million $1,432 million	N/A	£50 million $80 million

As of March 31, 2003, there was no debt or other financial obligations of an affiliate EWG, SPUK Holdings, SPUK or SP Manweb for which there is recourse, directly or indirectly to Scottish Power plc or another system company (other than an EWG or FUCO).

During the reporting period there were no transfers of assets from any system company (other that an EWG or FUCO) to an affiliate EWG, SPUK Holdings, SPUK or SP Manweb.

Part 1(c)

The ratio of debt to common equity for the affiliate EWGs, SPUK Holdings, SPUK and SP Manweb is set forth below.

Name of Company	DEBT	Equity	Ratio of debt to equity	Earnings
ScottishPower UK Holdings Limited	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001- 14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F
Scottish Power UK plc	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F
SP Manweb plc	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F	See SEC File No. 001-14676 and Exhibit F
Flying Cloud Power Partners, LLC	$1 million	N/A	100% Debt	N/A
Klamath Energy LLC	$51 million	N/A	100% Debt	$1 million
Klondike Wind Power LLC	$16.9 million	N/A	100% Debt	$.02 million
Moraine Wind LLC	$11.3 million	N/A	100% Debt	N/A
Phoenix Wind Power LLC	$1.37 million	$.43 million	3.2	$.01 million

Key terms: FUCO means Foreign Utility Company - EWG means Exempt Wholesale Generator

Part I (d) As of the end of the reporting period there were no service contracts.

Part II Organization chart showing relationship of each EWG and FUCO to other system companies.

FUCOs

ScottishPower plc

Scottish Power UK Holdings Limited

Scottish Power UK plc

ScottishPower Investments Limited

SP Manweb plc

EWGs

ScottishPower plc

PPM Energy, Inc.

Flying Cloud Power Partners, LLC

Klamath Energy LLC

Klondike Wind Power LLC

Moraine Wind LLC

Phoenix Wind Power LLC

Part III State aggregate investment in EWGs and FUCOS, respectively. Also state ratio of aggregate investment to the aggregate capital investment of the Scottish Power plc in PacifiCorp. ScottishPower’s consolidated retained earnings as of March 31, 2003 were $2,945 million.

Investment in EWGs (USD $82 million)

Investment in FUCOS (USD $2,379 million)

Aggregate Investment in EWGs and FUCOs - USD $2,461 million

Aggregate Capital Investment in PacifiCorp - USD $3,035 million

$2,461 million	=	Ratio 81.1%
$3,035 million

Item 10	Financial Statements and Exhibits

Exhibit A

Annual Report Form 20-F – See SEC File No. 001-14676 Dated 6/27/2003.

Exhibit B

Articles of organization and bylaws for each subsidiary

See Exhibit B of Form U5S filed 7-31-2001 File No. 001-14676

Exhibit C

Indenture relating to funded debt.

See Exhibit C of Form U5S filed 7-31-2001 File No. 001-14676

Exhibit D

Copy of tax allocation agreement

See Exhibit D of Form U5S filed 7-31-2001 File No. 001-14676

Exhibit E

Documents requested pursuant to Financing Order

See Attachment 3 filed on Form SE.

Copies of other documents prescribed by rule or order, such as Rule 48(b), for incorporation into the annual report; provided that any reports to State Commissions included as an exhibit shall be filed in paper, even if submitted by an electronic filer.

Exhibit F

Financial Statements – filed on Form SE

See also Form 20F – SEC File No. 001-14676 Dated 6/27/2003 and Form 10K filed on 6/3/2003 SEC File No. 001-5152.

Exhibit G

Financial Data Schedule

Financial Data Schedules no longer required

If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish Financial Data Schedules. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant, each subsidiary and the consolidated system.

Item No.	Caption Heading
1	Total Net Utility Plant
2	Other Property and Investments
3	Total Current Assets
4	Total Deferred Charges
5	Balancing amount for Total Assets
6	Total Assets
7	Common Stock
8	Capital Surplus, Paid In
9	Retained Earnings
10	Total Common Stockholders Equity
11	Preferred Stock Subject to Mandatory Redemption
12	Preferred Stock Not Subject to Mandatory Redemption
13	Long Term Debt, Net
14	Short Term Notes
15	Notes Payable
16	Commercial Paper
17	Long Term Debt – Current Portion
18	Preferred Stock – Current Portion
19	Obligations Under Capital Leases
20	Obligations Under Capital Leases – Current Portion
21	Balancing amount for Capitalization and Liabilities
22	Total Capitalization and Liabilities
23	Gross Operating Revenue
24	Federal and State Income Taxes Expense
25	Other Operating Expenses
26	Total Operating Expenses
27	Operating Income (Loss)
28	Other Income (Loss), Net
29	Income Before Interest Charges
30	Total Interest Charges
31	Net Income
32	Preferred Stock Dividends
33	Earnings Available For Common Stock
34	Common Stock Dividends
35	Total Annual Interest Charges on All Bonds
36	Cash Flow From Operations
37	Earnings Per Share – Primary
38	Earnings Per Share – Fully Diluted

Exhibit H

Organizational Chart

Exhibit I

Separate Financials for EWGs and FUCOs – filed on Form SE

See Exhibit F filed on Form SE

See also Form 20F – SEC File No. 001-14676 Dated 6/27/2003 and Form 10K filed on 6/3/2003 SEC File No. 001-5152.

If the EWG or foreign utility company is a “majority-owned associate company,” as defined in rule 53(a)(2)(ii), submit the most recently available audited balance sheet (including a capitalization table), income statement and cash flow statement of such EWG or foreign utility company. For all other EWG or foreign utility company subsidiaries of the registered holding company, submit either an audited (if available) or an unaudited balance sheet (including a capitalization table), income statement and cash flow statement of such EWG or foreign utility company. Submit a summary of any analytical reviews and conclusions drawn therefrom of majority-held EWG or foreign utility company subsidiaries performed in the ordinary course of an audit of the registered holding company.

See Form 20F – SEC File No. 001-14676 Dated 6/27/2003.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this annual report to be duly signed on its behalf in the City of Glasgow and Country of Scotland on the 15th day of July, 2004.

ScottishPower plc

By	/s/ David T. Nish
David T. Nish Finance Director

Attest:

/s/ Donald McPherson
Donald McPherson Assistant Secretary

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached annual report dated July 15, 2004, for and on behalf of ScottishPower; that he is the Finance Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ David T. Nish
David T. Nish Finance Director

Subscribed and sworn to before me

this 15th day of July, 2004

/s/ Donald McPherson
My commission expires: N/A